UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 14F-1

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER


                        TELDAR FINANCIAL, INC.
                        ----------------------
                     (Exact name of registrant as
                 specified in its corporate charter)



                               0-32575
                               -------
                         Commission File No.



               DELAWARE                        23-3078142
               --------                        ----------
       (State of Incorporation)               (IRS Employer
                                           Identification No.)

               6 East 125th Street, New York, NY 10035
               ---------------------------------------
               (Address of principal executive offices)


                            (212) 427-3540
                            --------------
                     (Issuer's telephone number)



                       TELDAR FINANCIAL, INC.

                  INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about January 11, 2002 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Teldar Financial, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

     On January 11, 2002, Dotcom Internet Ventures Ltd., a Delaware corporation, the majority shareholder of the Company entered into a Stock Purchase Agreement (the "Agreement") with Dorothy P. Hughes, which results in a restructuring of the Company's management, Board, and ownership.

     Pursuant to the terms of the Agreement, DotCom Internet
Ventures Ltd. sold 5,000,000 shares of the Company, representing at that time 100% of the outstanding common stock, to Dorothy P.
Hughes. As consideration for the purchase of the shares, Dorothy P. Hughes paid the sum of $25,000 cash.

     On January 11, 2002, in accordance with the Agreement, the Board received a letter of resignation from its sole Board member, William Tay, which is effective upon the appointment of a new Board. Pursuant to the Agreement, Mr. Tay appointed Dorothy P. Hughes as the sole director, president, treasurer and secretary of the Company. Ms. Hughes will not take office as a director until at least 10 days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company
--------------------------------

     On January 11, 2002, there were 5,000,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

     The following table sets forth, as of January 11, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

                                             Amount and
                                              Nature of
                  Name and Address of        Beneficial    Percent
Title of Class    Beneficial Owner (1)       Ownership     of Class
--------------    --------------------       ----------    --------

Common Stock      Dorothy P. Hughes          5,000,000       100%
                  6 East 125th Street
                  New York, NY 10035

Common Stock      All Officers and           5,000,000       100%
                  Directors as a Group
                  (1 person)

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) Based upon 5,000,000 shares issued and outstanding.

Change in Control
-----------------

     On January 11, 2002, Dorothy P. Hughes acquired 5,000,000 restricted common shares from Dotcom Internet Ventures Ltd. in a private transaction. Dorothy P. Hughes became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, Mr. William Tay resigned as an officer and director and appointed Dorothy P. Hughes to the Board and which appointment is effective 10 days after mailing of this Information Statement. Dorothy P. Hughes was then named President, Secretary and Treasurer of the Company.

     Prior to the sale, the Company had 5,000,000 shares of common stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings
-----------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers
--------------------------------

     The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name                          Position(s)
-----------------             -----------------------------------
Dorothy P. Hughes             President, Secretary, Treasurer and
                              Director

     Dorothy P. Hughes is President and CEO of Harlem Office Supply, Inc. 6 East 125th Street, New York.

     Ms. Hughes toured for six years as a lecturer at major colleges and universities across the country; often teamed with famed civil rights attorney Florence Kennedy and publisher Gloria Steinem, among others.

     In 1997 Dorothy P. Hughes made a decision to use her business, HOS, Inc. as a base from which to launch an Economic Empowerment Plan, which would focus on ownership, not just jobs. Ms. Hughes made a decision to use her business, HOS, Inc. as a base from which to launch an inclusive economic plan to assist people that have for too long remained in poverty, from the Appalachian Mountains to the Harlems of the country, a plane that becomes a foundation for those who are presently dropped from welfare and desire to work those we have spoken of as the "Americans that will not be left behind".
Hughes started with the community that she lives in, but reaches out to all. Her message and her mission was "From Sharecropping to Shareholding".

     Ms. Hughes is a member of several organizations that support the economic and social development of inner cities and rural poverty communities in the US: The National Black Woman's Political
Congress; Black Women Enterprises (BWE), The Harlem Business
Alliance, Inc. (HBA); the Economic Committee of the Harlem
Empowerment Zone; DPH Entrepreneur-to-Entrepreneur Marketing Network and WISE (Women Initiating Self Empowerment).

Certain Relationships and Related Transactions
----------------------------------------------

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934
--------------------------------------------------------------------

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors
--------------------------------

     The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table
--------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2001. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                      SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
-----------------------------------------------------------------------------------------------------------------------------

William Tay          2001       -0-                -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)


                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------------
William Tay                          None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES



                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------------------------------
William Tay                   N/A                    N/A                         None                       N/A




Dated:  January 11, 2002                Teldar Financial, Inc.

                                        /s/ Dorothy P. Hughes
                                        ----------------------------
                                        Dorothy P. Hughes, Secretary